APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Conjure Collective, LLC
Balance Sheet - unaudited
For the period ended 5-31-21

	Current Period
	31-May-21
ASSETS	
Current Assets:	
Cash	$ 1,500.00
Petty Cash	300.00
Accounts Receivables	280.00
Inventory	650.00
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	2,730.00
Fixed Assets:	
Land	-
Buildings	600.00
Furniture and Equipment	1,500.00
Computer Equipment	2,000.00
Vehicles	8,000.00
Less: Accumulated Depreciation	-
Total Fixed Assets	12,100.00
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	**$ 14,830.00**
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ 350.00
Business Credit Cards	-
Sales Tax Payable	226.00
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		576.00
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		13,254.00
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		1,000.00
Net Income (Loss)		-
Total Equity		14,254.00
TOTAL LIABILITIES & EQUITY	$	**14,830.00**
Balance Sheet Check		-

I, Robin Bugge, certify that:

1. The financial statements of The Conjure Collective LLC included in this Form are true and complete in all material respects; and
2. The tax return information of The Conjure Collective LLC has not been included in this Form as The Conjure Collective LLC was formed on 04/21/2021 and has not filed a tax return to date.

Signature   *Robin Bugge*

Name: Robin Bugge

Title: Co Founder